Adrian Price

On behalf of the undersigned shareholders

December 4, 2025

To the Board of Directors
Alaunos Therapeutics, Inc.
2617 Bissonnet St
Suite 225
Houston, TX 77005

Dear Members of the Board,

We write to you in our capacity as shareholders collectively holding approximately 8.61% of the outstanding common shares of Alaunos Therapeutics, Inc. (NASDAQ: TCRT).

After careful consideration, we hereby express our intention to nominate and seek the appointment of Mr. Gerald W. Bruce to the Board of Directors of Alaunos Therapeutics, Inc.

Mr. Bruce is an accomplished senior executive with over three decades of experience in the pharmaceutical, biotechnology, and medical-nutrition sectors. His leadership background includes extensive operational, commercial, and governance responsibilities across multiple globally recognized organizations. Mr. Bruce's professional history demonstrates a proven ability to guide companies through phases of growth, product development, commercialization, and strategic transition. His academic background, including advanced leadership education, further underscores his capacity to contribute significantly at the board level.

We strongly believe that Mr. Bruce's appointment will materially strengthen the Board's expertise, oversight capabilities, and strategic vision at a time when the Company faces critical near- and long-term decisions. His experience directly aligns with the challenges and opportunities currently before Alaunos Therapeutics, and we are confident that his presence on the Board would promote enhanced shareholder value, improved governance, and accelerated operational progress.

Accordingly, we respectfully request that the Board:

1. Acknowledge this formal nomination,
2. Initiate the procedural steps required to seat Mr. Bruce on the Board, whether through Board appointment or by placing his candidacy on the agenda of the next duly convened shareholder meeting, and
3. Provide written confirmation of the intended timeline and process for consideration of this nomination.

We stand prepared to support this nomination with the voting rights corresponding to our shareholdings, and we request timely communication regarding subsequent actions taken by the Board.

Thank you for your prompt attention to this matter. We look forward to your confirmation and to working collaboratively in the best interests of all shareholders of Alaunos Therapeutics, Inc.

Respectfully submitted,

/s/ Adrian Price
Adrian Price
On behalf of the undersigned shareholders
+44 7866 467007
adrian@princeinvestments.com

Chris Butterworth
Richard Jones
Edward Jones
Gareth Downing
Richard Kotey
Chris Cole
Arif Chaudrey
Emma Babb
Colin Craig
John Nicholls
Carl Ware
Andrew Turner
Matthew Robbins
Phillip James Stead
Stephen Hennessy
Greg Arnold
Michelle Douglas